LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

June 23, 2020

Via Edgar Correspondence

Thomas Jones, Esq.

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation
Registration Statement on Form 10 Filed April 30, 2020
File No. 000-56166

Dear Mr. Jones:

We have received your correspondence dated May 27, 2020. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

General

1.	Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

Response: We believe that our response to your comments should allow us to go effective without the need to withdraw and refile our Form 1-A.

2.	Please revise your filing to disclose that you are a shell company, as defined by Rule 12b- 2 under the Exchange Act, because you appear to have no or nominal operations and nominal assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis. Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See Rule 144(i)(1)(i). If you do not believe you are a shell company, please provide us with your legal analysis.

Response: We do not believe that we are a shell company under Rule 144(i)(1)(i) since we have substantial assets and operations which have resulted in gross revenues for the three months ended March 31, 2020 of $534,650 as set forth in the most recent financial statements that are included in Amendment No. 1 to our registration statement.

Organizational History, page 1

3.	We note your disclosure about your operations and products, such as your disclosure on page 1 that your operations allow you to "reduce development and advanced laser equipment manufacturing time" and that you sell your products "globally to end users and principally Fortune 1000 companies" and your disclosure on page 6 that you "develop and manufacture most of [y]our critical assemblies." Please significantly revise your disclosure throughout your registration statement to clearly and consistently describe that you do not have any revenue or products and clearly describe your current operations versus your intended operations.

Response: We have amended our Form 10 to disclose our current operations to substantiate these statements.

4.	Please clarify the disclosure on page 1 that "ICT's portfolio companies are manufacturing" Laser Photonics branded equipment. Please also clarify disclosure that you recognize the value of the brand as an intangible asset on your financial statements. In this regard, we note that disclosure on pages F-2 and F-8 does not contain intangible assets.

Response: We have amended our disclosure to clarify the statement that “ICT’s portfolio companies are manufacturing” Laser Photonics branded equipment and deleted the statement that we recognize the value of the brand as an intangible asset on our financial statements.

5.	We note your disclosure here that your brand was used by Laser Photonics Inc. and on page 35 that a number of your executive officers are currently also officers of Laser Photonics Inc. Please describe your current relationship with Laser Photonics Inc. including whether you are separate companies or related companies and whether you have the same owners.

Response: We have revised our disclosure to delete references to Laser Photonics Inc. and to clarify that the reference should have been to ICT Investments.

6.	We note that you mention in your January 22, 2020 press release that Dmitriy Nikitin was your "CTO and interim CEO of Laser Photonics Corporation." However, it does not appear that your disclosure mentions that Dmitry Nikitin was an officer of the company. Please advise or revise accordingly.

Response: We are not aware of the January 22, 2020 press release to which you are referring but assuming that it was issued by us we are advising you that the press release was in error and that the role of Dmitriy Nikitin is an adviser to Laser Photonics as we have now stated in Amendment No. 1 to the registration statement.

Diversified IP and Knowhow, page 6

7.	Please disclose the material terms of the agreements in which you were able to secure right for use of patents, licenses, brands, trademarks, trade secrets and proprietary technology mentioned on page 6 and file the agreements as exhibits. In addition, clarify what you mean by the phrase "statistically significant high barriers" mentioned on page 6.

Response: We have amended this statement to clarify that ICT has provided us know-how and trade secrets

Product Warranty and Support, page 7

8.	Please reconcile the disclosure in this section about the warranty period with the disclosure in the second risk factor on page 16.

Response: We do not believe that the warranty risk is significant so we have deleted the risk factor on page 16.

Patents and License Rights, Intellectual Property, page 8

9.	Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, such as the duration of your material patents.

Response: We do not have any patents, only know-how and trade secrets, and have made that clarification in the registration statement.

We depend on the U.S. Government for a portion of our business, page 16

10.	Revise your registration statement to consistently and clearly disclose that you do not have any revenue including the following disclosure: (1) in this risk factor about the percentage of revenues; (2) in the first risk factor on page 19 about a "number of [y]our current U.S. Government contracts are multi-award, multi-year IDIQ task order based contracts;" and (3) in the first risk factor on page 20 about "contractors with whom we have contractual relationships." If you have entered into U.S. Government contracts and have contractual relationships with contractors, disclose the material terms of the agreements and contractual relationships, respectively, and file the agreements as exhibits.

Response: We have revised our registration statement to consistently and clearly disclose the revenues that we have received for the quarter ended March 31, 2020 from commercial sales which totaled $534,650 and a sale on April 9, 2020 to the U.S. Army on April 9, 2020 in the amount of $52,535 for laser cleaning equipment.

Management's Discussion and Analysis, page 33

11.	Please tell us why your disclosure in this section does not mention that you have established a $1 million promotion budget. In this regard, we note the promotional budget mentioned in the article entitled "Laser Cleaning Promotional Budget by Laser Photonics Corp." on your website.

Response: We have included the $1 million promotion budget in a revised MD&A in our Amendment No. 1 to our Form 10 registration statement.

Properties, page 35

12.	Please make the disclosures consistent in this section and on page 44 about rent of approximately $4,050 per month with your disclosure in Note 3 on page F-12 about the cost of $14,377.50 per month.

Response: We have made the disclosures consistent regarding our monthly rent payments on page 44 and Note 3 to our financial statements.

Directors and Executive Officers, page 35

13.	Please disclose when Mr. Tupuola became your president and chairman of the board and describe his business experience during the past five years. For example, it is unclear why your disclosure does not address Fonon Corporation. Please balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor. Finally, please revise to disclose briefly the specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Tupuola should serve as a director in light of your business and structure. For guidance, see Item 401(e)(1) of Regulation S-K.

Response: We have provided the additional business experience of Mr. Tupuola and his involvement with Fonon Corporation for which he was an independent contractor. Accordingly, we do not believe a risk factor is required with respect to late filings by Fonon Corporation since that was a strategic decision made by others not to have it continue as a public company in part a consequence of new management discovering the lack of tax filings and the challenge of the amount of the accumulated deficit.

14.	Please disclose when Tatiana Nikitina became your secretary and marketing director. Also, disclose the nature of any family relationship between Tatiana Nikitina and Dmitriy Nikitin.

Response: We have disclosed the date when Tatiana Nikitina became secretary and marketing director of Laser Photonics Corporation and disclosed that Tatiana Nikitina is the daughter of Dmitriy Nikitin.

15.	Please disclose when Mr. Bykov became your chief design engineer. Also, describe the business experience during the past five years of Mr. Bykov. For example, it is unclear why your disclosure does not address Fonon Corporation. Also, balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor.

Response: We have disclosed the date when Mr. Bykov became our chief design engineer and his business background, including his role with Fonon Corporation. We do not believe any risk factor is required since the late filings by Fonon Corporation was a decision made by others not to have it continue as a public company as stated in our response to comment 13.

16.	Please identify who is performing the functions of principal financial officer.

Response: The person who is performing the functions of principal financial officer is Wayne Tupuola for now who has the assistance of the accounting firm MKA CPA and is also actively interviewing candidates for the Chief Financial Officer position.

Certain Relationships and Related Transactions, and Director Independence, page 44

17.	Please revise to identify Dmitriy Nikitin as a promoter, as required under Item 404(c) of Regulation of S-K, or advise us why you believe he is not a promoter. Please refer to Rule 405 of Regulation C for further guidance.

Response: We have revised our disclosure to identify Dmitriy Nikitin as a promoter and a member of our Board of Advisors.

18.	You disclose on page 1 that ICT Investments acquired the Laser Photonics brand at a public auction. Disclose here and page 1 when ICT Investments acquired the brand at an auction. Further, please clearly describe whether you or ICT Investments are the current owner of the Laser Photonics brand and, if true, when and how you acquired the Laser Photonics brand from ICT Investments, and the terms of such agreement including the duration. Please file any agreements as exhibits. Also, please provide the information required by Item 404(c)(1)(ii) of Regulation S-K.

Response: We have revised our disclosure to state that (i) the date ICT Investments acquired the brand at an auction in Orlando was in 2000, (ii) ICT Investments is the current owner of the Laser Photonics brand and (iii) the terms of the exclusive license agreement between us and ICT Investments for the acquisition of the Laser Photonics brand and its duration. We have filed the exclusive license agreement as an exhibit.

Item 15. Financial Statements and Exhibits, page 52

19.	Please update your financial statements and other financial information to comply with Rule 8-08 of Regulation S-X prior to effectiveness of the filing. In addition, update the COVID-19 discussion on page 33 to provide disclosures about the material impact of the pandemic to your business, consistent with CF Disclosure Guidance Topic No. 9.

Response: We have updated the financial statements and other financial information as of the three months ended March 31, 2020 to comply with Rule8-08 of Regulation S-X and also have updated the COVID-19 discussion on page 33 to disclose the material impact of the pandemic on our business consistent with CF Disclosure Guidance Topic No. 9.

Financial Statements of Laser Photonics Corporation Statements of Cash Flows, page F-5

20.	We note from page F-8 that on December 31, 2019 you acquired certain sales demonstration equipment valued at $495,150 in exchange for 2,616,316 shares of your common stock. Please explain to us how your presentation of this non-cash transaction in this statement is consistent with ASC 230-10-45 and ASC 230-10-50-3 through 50-6. Otherwise, revise your presentation to comply with that guidance.

Response: We have revised our presentation to delete reference to this as a non-cash transaction.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-9

21.	Revise this note and all other sections of the filing to clarify that you have earned no revenues during the periods presented, and to correctly disclose the revenue recognition policies you intend to apply pursuant to ASC Topic 606 - Revenue from Contracts with Customers. In addition, revise the filing to eliminate or clarify the inconsistent disclosure, for example on page 16, indicating that 10% of your U.S. revenues have been from sales and services rendered directly or indirectly to the U.S. Government.

Response: We have revised this note to clarify that as of December 31, 2019 we had earned no revenues and disclosed the revenue recognition policies we intend to apply pursuant to ASC Topic 606. We have eliminated any inconsistent disclosure regarding our revenues from sales and services rendered directly or indirectly to the U.S. Government.

We are filing on EDGAR only for SEC access a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc: Ernest M. Stern, Esq.